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Exhibit (a)(6)

[Website Welcome Page]

Welcome to the home page of BroadVision's Stock Option Exchange Program!

This page will provide you with materials that describe BroadVision's 2001 Stock Option Exchange Program. The purpose of this program is to replace options that have little or no value to our employees with options that will serve as benefit to attract and retain those people who we expect to help BroadVision's future growth.

This program and the information provided on this website are subject to and governed by the OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK filed by BroadVision with the Securities and Exchange Commission.

The materials on this site are designed to help you to decide whether you will chose to exchange any underwater stock options you hold for an option covering the same number of shares. This Offer to Exchange will remain open only until 5:00 p.m., Pacific Daylight Time, on May 25, 2001 (unless the Offer is extended).

At the top of this page, you will see a number of links to other pages on this site. These are:

Webcast: A presentation to BroadVision's worldwide employees on the basics of the Option Exchange Program. It includes program details, the reasons for its features and some examples. You can download the slides used in the presentation.

Offer Document: This is the official document filed with the U.S. Securities and Exchange Commission that describes and governs the Option Exchange Program. The Option Exchange Program is treated like a tender offer for securities law purposes and this Offer Document has been drafted to comply with those laws. You can download this PDF document for your personal use. If you cannot access this document for any reason, you can request a copy by emailing OptionExchange@broadvision.com.

Election Form: The official on-line form for electing to exchange or hold your underwater options. This form contains certain information identifying you and all options granted to you that are eligible for exchange under the Option Exchange Program. More detailed information about your stock options is contained in your own Personnel Option Status that has been mailed to you. If you haven't received your Personnel Option Status by April 30, 2001 or if you discover any discrepancies between the on-line form and your Personnel Option Status, contact Stock Administration (Kym Hall or Tammy Hall in Redwood City).

If you cannot access this document for any reason, you can also obtain a copy of the election form from Stock Administration for NASA employees, Adelyn Liu for APJ employees and Louise Gostling for EMEA employees.


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Q&A: A series of questions and answers designed to explain features of the
Option Exchange Program. We intend to update these periodically in response to questions submitted through the Email a Question page.

Email a Question: If you still have questions about the Option Exchange Program after reading the Q&A, use this page to submit them. If the question and answer apply broadly to optionees, we will add them to the Q&A periodically.

Glossary of Terms:  A description of a number of terms used on this site.